Exhibit 3.1

EXECUTION VERSION

CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERRED STOCK

OF

TPI COMPOSITES, INC.

WHEREAS, TPI Composites, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designations, the “Restated Certificate”), the Second Amended and Restated Bylaws of the Corporation (as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designations, the “Bylaws”) and Applicable Law, the Board on November 22, 2021 adopted the following resolution, creating a series of Preferred Stock of the Corporation designated as “Series A Preferred Stock”.

NOW THEREFORE IT BE RESOLVED, that pursuant to the Delaware General Corporation Law, the Restated Certificate and the Bylaws, the Board hereby establishes a series of Preferred Stock, par value $0.01 per share, of the Corporation and fixes and determines the voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as follows:

Section 1. Designation. Pursuant to the Restated Certificate, there is hereby created out of the authorized and unissued shares of preferred stock of the Corporation, par value $0.01 per share (“Preferred Stock”), a series of Preferred Stock whose distinctive serial designation is “Series A Preferred Stock” (“Series A Preferred Stock”). Except as otherwise required by Applicable Law, all shares of Series A Preferred Stock shall be identical in all respects and shall entitle the holders thereof to the same rights, subject to the same qualifications, limitations and restrictions.

Section 2. Authorized Shares. The number of authorized shares of Series A Preferred Stock shall initially be 400,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, excluding shares of any other series of Preferred Stock authorized at the time of such increase) by the Board or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by resolution of the Board of Directors or any duly authorized committee thereof, subject to the terms and conditions hereof and the requirements of Applicable Law. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Section 3. Definitions. As used herein:

(a) “Accruing Series A Dividends” has the meaning set forth in Section 4(a).

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund, private investment fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person; provided that neither Oaktree nor any of its Affiliates will be considered Affiliates of the Corporation for purposes of this definition.

(c) “Applicable Law” means, with respect to any Person, any law, statute, ordinance, common law, rule, regulation, order, quasi-judicial decision or award, ruling, writ or other legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity that is applicable to such Person, or any administrative decision or award, decree, injunction or judgment of any arbitrator, mediator or Governmental Entity in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

(d) “Bankruptcy Code” means Title 11 of the United States Code, Sections 101 et seq.

(e) “Board” means the Board of Directors of the Corporation.

(f) “Business Day” means any day, other than a Saturday, a Sunday, any other day on which commercial banks in New York, New York are authorized or required by law to be closed.

(g) “Bylaws” has the meaning set forth in the introductory paragraph.

(h) “Capital Lease” means any lease that is classified as a capital, direct financing, or direct financing arrangement lease for GAAP presentation; provided that no lease that would have been categorized as an operating lease as determined in accordance with GAAP prior to giving effect to the Financial Accounting Standards Board Accounting Standard Update 2016 02, Leases (Topic 842), issued in February 2016 (or any other changes in GAAP subsequent to the date hereof) be considered a Capital Lease for purposes of this Certificate of Designations (and shall not constitute a Capital Lease hereunder).

(i) “Change of Control” means:

(i) any direct or indirect acquisition (whether by a purchase, sale, transfer, exchange, issuance, merger, consolidation or other business combination) of shares of capital stock or other securities, in a single transaction or series of related transactions, as a result of which a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Corporation, any of its wholly-owned Subsidiaries or Oaktree or any of its Affiliates, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of equity securities of the Corporation which constitute more than fifty percent (50%) of the total direct or indirect voting power of the equity securities of the Corporation; provided, that no Change of Control shall be deemed to have occurred pursuant to this clause (i) due to the acquisition of shares of Common Stock by Oaktree or its Affiliates upon the exercise of any warrants of the Corporation; provided, further, that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer made by or on behalf of such “person” or “group” until such tendered securities are accepted for purchase or exchange under such offer;

(ii) the direct or indirect sale, lease, exchange, transfer or other disposition, in a single transaction or series of related transactions, of assets or businesses that constitute or represent all or substantially all of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, to a Person other than the Corporation, any of its wholly-owned Subsidiaries, or Oaktree or any of its Affiliates; or

(iii) the liquidation or dissolution of the Corporation.

(j) “Common Stock” has the meaning set forth in the Restated Certificate.

(k) “Company Debt Agreements” means one or more loan or credit agreements with the following lenders and their affiliates: (i) Kotak Mahindra Bank Limited, (ii) JPMorgan Chase Bank, N.A., (iii) Turkye Vakiflar Bankasi T.A.O., (iv) Turkiye Garanti Bankasi A.S., (v) Turk Ekonomi Bankasi A.S., (vi) Odea Bank A.S., (vii) QNB Finansbank A.S., (viii) Yapi ve Kredi Bankasi A.S. and (ix) ORIX Auto Infrastructure Services Limited.

(l) “Consolidated EBITDA” means, with reference to any period, Consolidated Net Income plus, without duplication and to the extent such amounts in clauses (i) through (vii) reduced Consolidated Net Income, (i) Consolidated Interest Expense, (ii) expense for income taxes paid or accrued, (iii) depreciation, (iv) amortization, (v) stock-based compensation expenses, (vi) any unrealized loss resulting from foreign exchange transactions, (vii) non-cash expenses or losses (including those resulting from the application of FASB Accounting Standards Codification Topic 606 Revenue from Contracts with Customers, purchase accounting, or goodwill impairments, but excluding non-cash items to the extent they represent an accrual of or reserve for potential cash items in any future period or amortization expense attributable to a prepaid item that was paid in cash in a prior period), minus, to the extent such amounts in clauses (1) through (5) increased Consolidated Net Income, (1) interest income, (2) income tax credits and refunds (to the extent not netted from tax expense), (3) any unrealized gain resulting from foreign exchange transactions, (4) any non-cash gain as a result of any reversal of a charge referred to in clause (v) above by reason of a decrease in the value of any Equity Interest and (5) any non-cash income or gain (including those resulting from the application of FASB Accounting Standards Codification Topic 606 Revenue from Contracts with Customers, purchase accounting, or goodwill impairments, but excluding any non-cash item to the extent that it represents the reversal of an accrual or reverse for a potential item that was paid in cash in a prior period) all calculated for the Corporation and its Subsidiaries in accordance with GAAP on a consolidated basis. For the avoidance of doubt, losses related to receivables factoring will not be added back in the determination of Consolidated EBITDA.

(m) “Consolidated Interest Expense” means, with reference to any period, the interest expense (including without limitation interest expense under Capital Leases that is treated as interest in accordance with GAAP) of the Corporation and its Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Corporation and its Subsidiaries allocable to such period in accordance with GAAP (including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing and net costs under interest rate Swap Agreements to the extent such net costs are allocable to such period in accordance with GAAP). For the avoidance of doubt, interest related to receivables factoring will be included in the determination of Consolidated Interest Expense.

(n) “Consolidated Net Income” means, with reference to any period, the net income (or loss) of the Corporation and its Subsidiaries calculated in accordance with GAAP on a consolidated basis (without duplication) for such period; provided that there shall be excluded any income (or loss) of any Person other than the Corporation or a Subsidiary, but any such income so excluded may be included in such period or any later period to the extent of any cash dividends or distributions actually paid in the relevant period to the Borrower or any wholly-owned Subsidiary of the Borrower.

(o) “Controlled Process” has the meaning set forth in Section 9(d).

(p) “Corporation” has the meaning set forth in the Preamble.

(q) “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest, but excluding any debt securities convertible into any of the foregoing.

(r) “Event of Noncompliance” means:

(i) any failure by the Corporation to pay in full, in cash, any portion of the Series A Dividends which are required to be paid in cash, which failure has not been cured within five (5) Business Days;

(ii) any default in payment to a holder of Series A Preferred Stock when such payment is due as a result of (A) a Liquidation Event, (B) a Series A Mandatory Redemption (as defined in Section 7(b)) or (C) a Series A Investor Redemption (as defined in Section 7(c));

(iii) following notice from holders of a majority of outstanding shares of Series A Preferred Stock, any failure by the Corporation or any of its Significant Subsidiaries to materially comply with (A) any covenants set forth in this Certificate of Designations or (B) the covenants and agreements of the Corporation set forth in the Series A Purchase Agreement (defined below), or the Investor Rights Agreement (defined below), which failure to comply, if subject to remedy, remains unremedied for forty-five (45) days from the date of such notice, and which notice must specify such event of noncompliance, demand that it be remedied and state that such notice is a “Notice of Noncompliance”;

(iv) the occurrence of a payment default or the acceleration of the maturity of Indebtedness of the Corporation of any of its Subsidiaries where such Indebtedness exceeds $10,000,000;

(v) failure by the Corporation or its Subsidiaries to pay any final, non-appealable judgments against it in excess of $25,000,000;

(vi) any Insolvency Event concerning the Corporation or any of its Significant Subsidiaries; or

(vii) failure to deliver Common Stock to a holder of Series A Preferred Stock upon the exercise by such holder of Series A Preferred Stock of any warrants of the Corporation, where such failure has not been cured within thirty (30) days of the exercise of such warrant.

(s) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(t) “Financial Advisor” has the meaning set forth in Section 9(b).

(u) “First Optional Call Date” has the meaning set forth in Section 7(a)(ii).

(v) “Fixed Charge-Dividend Coverage Ratio” means the ratio, determined as of the end of each fiscal quarter ending on and after December 31, 2023, of (i) Consolidated EBITDA less any capital expenditures incurred or paid (including in respect of the purchase price in connection with acquisitions) less income Tax expense paid or accrued and franchise Taxes that are incurred plus the net cash proceeds received from (A) any issuances of Securities by the Corporation to Oaktree or its Affiliates or (B) the issuances by the Corporation of any Junior Stock to any Person (other than Oaktree or its Affiliates) to (ii) Consolidated Interest Expense plus any dividends paid or payable on any Securities of the Corporation (including the Series A Dividends) plus any principal payments on Indebtedness, in each case for the period of four (4) consecutive fiscal quarters of the Corporation ending with the end of such fiscal quarter, all calculated for the Corporation and its Subsidiaries on a consolidated basis.

(w) “GAAP” means generally accepted accounting principles in the United States of America.

(x) “Governmental Entity” means any domestic or non-U.S. legislative, administrative or regulatory authority, agency, commission, body, court or other governmental or quasi-governmental entity of competent jurisdiction, including any supranational body.

(y) “Incremental Dividend” has the meaning set forth in Section 4(b).

(z) “Indebtedness” means (i) all liabilities for borrowed money or with respect to deposits or advances of any kind, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock (other than Junior Stock that (A) is not redeemable prior to the date that is six (6) years following the Original Issue Date and (B) is not entitled to, and does not receive, any cash dividends or other cash payments while any shares of Series A Preferred Stock are outstanding); (ii) all liabilities for the deferred purchase price of property, assets, securities or services, including all earn-out payments, seller notes, and other similar payments (but only once such earn-out payment, seller note or other similar payment becomes a liability on the balance sheet in accordance with GAAP), excluding (A) trade accounts payable in the ordinary course of business and (B) expenses accrued in the ordinary course of business; (iii) all liabilities in respect of any Capital Lease or lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases; (iv) obligations pursuant to any Swap Agreements; (v) all monetary obligations under any receivables factoring, receivable sales or similar transactions and all monetary obligations under any synthetic lease, tax ownership/operating lease, off-balance sheet financing or similar financing (but only including the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease); (vi) all obligations of such Person under Sale and Leaseback Transactions; and (vii) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing (in each case to the extent drawn), and all liabilities as obligor, guarantor, or otherwise, to the extent of the obligation secured.

(aa) “Insolvency Event” means, with respect to the Corporation and its Subsidiaries, the occurrence of any of the following: (i) the Corporation or any Significant Subsidiary shall (A) voluntarily commence any proceeding or file any petition seeking relief under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, liquidation or similar law, (B) consent to the institution of, or fail to contravene in a timely and appropriate manner, any such proceeding or the filing of any such petition, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Significant Subsidiary, as applicable, or for a substantial part of its property or assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, or (E) make a general assignment for the benefit of creditors; (ii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (A) relief in respect of the Corporation or any of its Significant Subsidiaries, or of a substantial part of the property or assets of the Corporation or any such Significant Subsidiary under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (B) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Significant Subsidiary or for a substantial part of the property of the Corporation or such Significant Subsidiary or (C) the winding-up or liquidation of the Corporation or such Significant Subsidiary; and in the case of clause (ii) only such proceeding or petition shall continue undismissed for forty-five (45) days; or (iii) an order or decree approving or ordering any of the foregoing shall have been entered.

(bb) “Investor Rights Agreement” means the Investor Rights Agreement, dated as of November 22, 2021, by and between the Corporation and certain stockholders of the Corporation, as may be amended, modified or supplemented from time to time in accordance with the terms thereof.

(cc) “Junior Stock” means any class or series of stock of the Corporation that ranks junior to Series A Preferred Stock in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Corporation (including the Common Stock).

(dd) “Liquidation Event” means (i) effecting any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or (ii) an Insolvency Event.

(ee) “Liquidity Period” has the meaning set forth in Section 9(a).

(ff) “Liquidity Transaction” has the meaning set forth in Section 9(a).

(gg) “Make-Whole Amount” means, with respect to the redemption of any Series A Preferred Stock prior to the First Optional Call Date, an amount equal to the present value, as of the date of the applicable redemption, of the sum of (i) the remaining Series A Dividends that would accrue on the shares of Series A Preferred Stock being redeemed from the day immediately following the date of such redemption to the First Optional Call Date (including, for the avoidance of doubt, any Series A Dividends that would accrue from the Series A Dividend payment date immediately prior to the First Optional Call Date through the First Optional Call Date), plus (ii) 102% of the Series A Liquidation Preference of such shares of Series A Preferred Stock being redeemed on the date of such redemption assuming that for purposes of calculation that clauses (i) and (ii), the shares of Series A Preferred Stock being redeemed were to remain outstanding through the First Optional Call Date, and with the present value of such sum being computed using an annual discount rate (applied quarterly) equal to the rate of the U.S. Treasury notes with maturity closest to the date of such redemption plus 50 basis points.

(hh) “Oaktree” means, individually and collectively, Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P., a Delaware limited partnership, Opps TPIC Holdings, LLC, a Delaware limited liability company, or Oaktree Phoenix Investment Fund, L.P., a Delaware limited partnership, or any of their Affiliated funds, investment vehicles and/or managed accounts.

(ii) “Original Issue Date” means November 22, 2021.

(jj) “Original Issue Price” means $1,000 per share, subject to equitable adjustment in the event of a stock split, stock dividend, stock consolidation, subdivision or other event of a similar nature that increases or decreases the number of shares of Series A Preferred Stock outstanding.

(kk) “Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with Series A Preferred Stock in the payment of dividends and in the distribution of assets on liquidation, dissolution or winding up of the Corporation.

(ll) “Person” has the meaning set forth in the Restated Certificate.

(mm) “Preferred Stock” has the meaning set forth in Section 1.

(nn) “Redemption Date” has the meaning set forth in Section 7(d).

(oo) “Redemption Notice” has the meaning set forth in Section 7(d).

(pp) “Representatives” means, with respect to a specified Person, the investors, officers, directors, managers, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.

(qq) “Restated Certificate” has the meaning set forth in the introductory paragraph.

(rr) “Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee.

(ss) “Securities” means (i) with respect to the Corporation, shares of Common Stock, Preferred Stock or any other class or series of capital stock of the Corporation, (ii) with respect to any Subsidiary of the Corporation, any equity securities, (iii) any warrants, options, rights or other securities exchangeable or exercisable for, or convertible into, any Securities described in clause (i) or clause (ii), and (iv) any indebtedness instrument for borrowed money (including any promissory note), whether issued by the Corporation or any Subsidiary thereof.

(tt) “Series A Director” has the meaning set forth in the Investor Rights Agreement.

(uu) “Series A Dividends” has the meaning set forth in Section 4(b).

(vv) “Series A Dividend Rate” has the meaning set forth in Section 4(a).

(ww) “Series A Liquidation Preference” means (i) $1,000 per share of the then outstanding Series A Preferred Stock (the “Initial Series A Liquidation Preference”), plus (ii) any amounts of Accruing Series A Dividends added to the Initial Series A Liquidation Preference as an in-kind payment pursuant to Section 4(a).

(xx) “Series A Preferred Stock” has the meaning set forth in Section 1.

(yy) “Series A Purchase Agreement” means that certain Series A Preferred Stock Purchase Agreement, dated on or about the Original Issue Date (as amended, restated, or otherwise modified from time to time).

(zz) “Series A Redemption Price” has the meaning set forth in Section 7(a)(ii).

(aaa) “Series A Requisite Investors” means as of any date of determination, the holders of a majority of the then outstanding shares of Series A Preferred Stock.

(bbb) “Significant Subsidiary” with respect to the Corporation shall have the meaning set forth in Rule 1-02 of Regulation S-X of the Exchange Act.

(ccc) “Special Event of Noncompliance” means (i) any Event of Noncompliance contained in clause (i) or (ii) of the definition thereof or any failure to comply with any of the covenants set forth under Section 8(c)(vi) or Section 8(c)(ix) (a “Triggering Event”), (ii) the holders of the Series A Preferred Stock have provided the Corporation with written notice of such Triggering Event (a “Triggering Event Notice”) and (iii) the Triggering Event specified in the Triggering Event Notice remains ongoing. A Special Event of Noncompliance shall remain in effect from the date when the Triggering Event Notice has been delivered to the Corporation in accordance with the notices provisions of the Investor Rights Agreement until the failure to comply or circumstances causing such Triggering Event have been resolved to satisfaction of the holders of the Series A Preferred Stock.

(ddd) “Springing Control Rights Period” has the meaning set forth in Section 9(d).

(eee) “Subsidiary” has the meaning set forth in the Bylaws.

(fff) “Surplus Cash” means, as of any date of determination, any unrestricted cash on hand of the Corporation or any of its Subsidiaries in excess of $10,000,000 as of the last day of the immediately preceding calendar quarter.

(ggg) “Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Corporation or its Subsidiaries shall be a Swap Agreement.

(hhh) “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), value added taxes, or any other goods and services, use or sales taxes, assessments, fees or other charges imposed by any Governmental Entity, including any interest, additions to tax or penalties applicable thereto.

Section 4. Dividends.

(a) General Rate. From and after the date of issuance of any shares of Series A Preferred Stock, dividends shall accrue on each such share of Series A Preferred Stock at a rate of eleven percent (11.0%) per annum (the “Series A Dividend Rate”) of the Original Issue Price per share (collectively, the “Accruing Series A Dividends”). The Series A Dividends (defined below) shall accrue, whether or not declared, on a daily basis from the date of issuance of such shares of Series A Preferred Stock, shall be cumulative, and shall compound on a quarterly basis on each March 31, June 30, September 30 and December 31. Dividends on the Series A Preferred Stock shall be calculated on the basis of the actual days elapsed in a year of 360 days. Prior to the second (2nd) anniversary of the Original Issue Date, the Corporation may pay Accruing Series A Dividends by adding the value of such dividend to the Initial Series A Liquidation Preference. After the second (2nd) anniversary of the Original Issue Date, all Series A Dividends shall be payable, whether or not declared, in cash by the Corporation, on a quarterly basis, with payments to be made on each April 15, July 15, October 15, and January 15, following the issuance of any shares of such Series A Preferred Stock.

(b) Incremental Dividends. The Series A Dividend Rate shall be increased by two percent (2.0%) per annum (i) on the fifth (5th) year anniversary of the Original Issue Date and upon each subsequent anniversary of the Original Issue Date, (ii) to the extent any Accruing Series A Dividends are required to be paid and are not timely paid in full, until such Accruing Series A Dividends are paid in full, (iii) upon the occurrence of any Event of Noncompliance (following the expiration of any applicable cure period) and for each quarter or portion thereof following such Event of Noncompliance so long as such Event of Noncompliance is continuing, (iv) in the event the Corporation fails to maintain the Fixed Charge-Dividend Coverage Ratio set forth in Section 8 and (v) in respect of any Series A Preferred Stock issued as Curative Equity in accordance with Article VIII of the Investor Rights Agreement (each, an “Incremental Dividend” and together with the Accruing Series A Dividends, the “Series A Dividends”); provided, however, that the Series A Dividend Rate together with all Incremental Dividends may not exceed twenty percent (20%) at any time. The Corporation shall make all payments with respect to any Incremental Dividends in cash.

(c) Priority of Distributions. So long as any share of Series A Preferred Stock remains outstanding, unless all fully accrued dividends on all then outstanding shares of Series A Preferred have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Parity Stock or Junior Stock.

Section 5. Minimum Cash Balance. From and after the Original Issue Date until the date on which no shares of Series A Preferred Stock remain outstanding, the Corporation, together with its Subsidiaries, shall collectively maintain a minimum unrestricted cash balance of $50,000,000 in the United States of America at all times, which shall be tested and reported to the holders of Series A Preferred Stock on a monthly basis.

Section 6. Liquidation Rights. In the event of a Liquidation Event or Change of Control, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Parity Stock or any Junior Stock, the holders of any outstanding shares of Series A Preferred Stock shall be entitled to receive an amount in respect of each such share of Series A Preferred Stock equal to the applicable Series A Redemption Price to the extent the assets of the Corporation legally available for distribution to its stockholders are sufficient to make such payment. If upon any such Liquidation Event or Change of Control, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 6, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by such holders upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Section 7. Redemption Rights.

(a) Optional Redemption by Corporation.

(i) The Corporation may, at any time and from time to time, redeem all or any portion of the outstanding shares of Series A Preferred Stock (a “Series A Optional Redemption”) at a price equal to the then current Series A Redemption Price. Notwithstanding the foregoing, the Corporation may not effect a Series A Optional Redemption if, following such Series A Optional Redemption, less than ten percent (10%) of the shares of Series A Preferred Stock issued on the Original Issue Date would remain outstanding, unless upon the consummation of such Series A Optional Redemption all outstanding shares of Series A Preferred Stock would be redeemed.

(ii) The Series A Redemption Price shall be payable in cash only and calculated as follows: (A) until the date that is third (3rd) anniversary of the Original Issue Date (such date, the “First Optional Call Date”), the Make-Whole Amount; (B) from the First Optional Call Date until (but not including) the first (1st) anniversary of the First Optional Call Date, an amount equal to one hundred and two percent (102%) of the then current Series A Liquidation Preference, plus any accumulated but unpaid Series A Dividends; and (C) from and after the first (1st) anniversary of the First Optional Call Date, an amount equal to one hundred and one percent (101%) of the then current Series A Liquidation Preference, plus any accumulated but unpaid Series A Dividends (each of (A) through (C), a “Series A Redemption Price,” as applicable).

(b) Mandatory Redemption by Corporation. The Corporation shall be required to redeem all of the outstanding shares of Series A Preferred Stock automatically upon the occurrence of (i) a Change of Control or a Liquidation Event, or (ii) any Insolvency Event concerning the Corporation or any of its Subsidiaries (each of (i) and (ii), a “Series A Mandatory Redemption”). Upon consummation of any such Series A Mandatory Redemption, the Corporation shall pay to the holders from whom such shares were redeemed an amount that would equal the Series A Redemption Price effective as of the date of the event described in Section 7(b)(i) or (ii), as applicable.

(c) Optional Redemption by Series A Preferred Stockholders. Each holder of Series A Preferred Stock may cause the Corporation to redeem all or any portion of their shares of Series A Preferred Stock (i) at any time after the fifth (5th) anniversary of the Original Issue Date, and (ii) upon the occurrence and during the continuation of an Event of Noncompliance following the expiration of any cure period applicable to such Event of Noncompliance (each of (i) and (ii), a “Series A Investor Redemption”). Upon such Series A Investor Redemption, the Corporation shall pay to the holders from whom such shares were redeemed an amount equal to the Series A Redemption Price effective as of the date of such redemption which redemption date shall be no later than the sixty (60th) day following notice from a holder of Series A Preferred Stock of its election to cause such Series A Investor Redemption.

(d) Redemption Notice. The Corporation shall send written notice (a “Redemption Notice”) of any Series A Optional Redemption or Series A Mandatory Redemption contemplated by this Section 7 to each holder of record of any shares of Series A Preferred Stock to be redeemed, not more than sixty (60) days nor less than ten (10) days prior to the date on which such redemption is to be made. Such notice shall set forth in reasonable detail (i) the date on which such redemption is to be made (the “Redemption Date”), (ii) the number of shares of Series A Preferred Stock held by the holder that the Corporation will redeem on such Redemption Date and (iii) a calculation specifying the amount owed to such holder by the Corporation in respect the shares of the Series A Preferred Stock to be redeemed.

(e) Surrender of Certificates; Payment. As a condition to receiving the applicable Series A Redemption Price, each holder of shares of Series A Preferred Stock to be redeemed on a Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place reasonably designated in the Redemption Notice, and thereupon the Series A Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

(f) Effectiveness of Redemption. If a Redemption Notice has been duly given and if, on or before the Redemption Date specified in the Redemption Notice, all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust or escrow for the benefit of the holders of shares of Series A Preferred Stock called for redemption, so as to be and continue to be available therefor (subject to applicable escheat laws), or deposited by the Corporation with a bank or trust company in trust or escrow for the benefit of the holders of the shares of Series A Preferred Stock so called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date, all shares of Series A Preferred Stock so called for redemption shall be cancelled and shall cease to be outstanding, all Series A Dividends with respect to such shares shall cease to accrue on such Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate without further liability to, or obligation of, the Corporation, except only the right of the holders thereof to receive the applicable Series A Redemption Price, without interest.

Section 8. Voting Rights.

(a) General. The holders of Series A Preferred Stock will have no voting rights except as set forth in this Certificate of Designation or as otherwise required by Delaware law from time to time.

(b) Right to Elect Directors.

(i) Upon a Special Event of Noncompliance (and for so long as such Special Event of Noncompliance is continuing), the size of the Board of the Corporation shall automatically without further action of the Corporation or the stockholders of the Corporation be increased by a number sufficient to constitute a majority of the Board when combined with the Series A Director, and the Series A Requisite Investors will have the right to appoint a number of directors sufficient to constitute a majority of the Board provided, for the avoidance of doubt, that if any additional directors have been appointed as a result of a Special Event of Noncompliance, upon the cure of such Special Event of Noncompliance the Board size and designations shall return to the provisions applicable immediately prior to such Special Event of Noncompliance. Any director elected as provided in this Section 8(b)(i) may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(ii) The voting rights of the Series A Requisite Investors set forth in this Section 8 may be exercised from time to time at any regular or special meeting of stockholders of the Corporation or by written consent in accordance with the Restated Certificate and the Bylaws; provided that (A) the absence of a quorum of the holders of Common Stock shall not affect the exercise by the Series A Requisite Investors of such rights and (B) the affirmative vote of the Series A Requisite Investors present at any annual or special meeting, in person or by proxy, or any written consent signed by Series A Requisite Investors shall be sufficient to exercise any right of Series A Requisite Investors.

(iii) Any Series A Director shall hold office until the next annual meeting of stockholders of the Corporation and until his or her successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal. Any vacancy in the Board of a seat entitled to be filled by the holders of the Series A Preferred Stock under this Section 8 may be filled by the Series A Requisite Investors. A Series A Director may be removed with or without cause, in each case only by the Series A Requisite Investors.

(c) Consent Rights. So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly (including by amendment, merger, consolidation, recapitalization, reclassification, or otherwise), enter into, commit to or effect, or permit any of its Subsidiaries to enter into, commit to or effect, any of the following without the affirmative vote or written consent of the Series A Requisite Investors, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote (in addition to any other vote required by law or the Restated Certificate) shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any provision of the Restated Certificate (including this Certificate of Designations) or the Bylaws of the Corporation, in a manner that adversely alters or affects the powers, preferences, privileges or rights of, or restrictions that provide for the benefit of, the Series A Preferred Stock;

(ii) effect a Change of Control, Liquidation Event or any merger or consolidation of the Corporation, unless the entirety of the applicable Series A Redemption Price payable in respect of all then issued and outstanding shares of Series A Preferred Stock is paid to the holders of such shares of Series A Preferred Stock concurrently with the consummation of any such Change of Control, Liquidation Event or merger or consolidation of the Corporation;

(iii) increase or decrease the number of authorized shares of Series A Preferred Stock;

(iv) enter into any transaction or series of transactions for the (A) purchase, license, lease or other acquisition of any Person or any assets constituting a business, unit or division thereof involving the payment by the Corporation and its Subsidiaries of consideration in excess of $37,500,000 or (B) sale, license, lease or other disposition of assets by the Corporation or its Subsidiaries for consideration in excess of $37,500,000;

(v) enter into any joint venture, partnership, or similar agreement involving the sharing of profits or revenues;

(vi) incur, refinance, create or guarantee any Indebtedness, except (A) Indebtedness pursuant to the Company Debt Agreements, as in effect on the Original Issue Date, provided that the aggregate principal amount of such Indebtedness at any time outstanding shall not exceed (x) $100 million between the Original Issue Date and December 31, 2021, and (y) $80 million beginning January 1, 2022, (B) in connection with a refinancing of any Indebtedness under the Company Debt Agreements; provided that the aggregate principal amount of such refinancing Indebtedness, together with any Indebtedness under the Company Debt Agreements that remains outstanding, does not exceed (x) $100 million between the Original Issue Date and December 31, 2021, and (y) $80 million beginning January 1, 2022, such refinancing Indebtedness does not have a maturity prior to the stated maturity under the Company Debt Agreement as in effect as of the Original Issue Date the Indebtedness of which is the subject of the refinancing, and such refinancing Indebtedness is otherwise on the same or more favorable terms to the Corporation as the Company Debt Agreement the Indebtedness of which is the subject of the refinancing in all material respects and (C) Indebtedness incurred for the purpose of financing the redemption of all outstanding shares of Series A Preferred Stock pursuant to Section 6 simultaneously with the incurrence of such Indebtedness;

(vii) (A) commit to or enter into any agreements with respect to any capital expenditures with respect to the construction or acquisition of any new manufacturing plants, (B) commit to or enter into any agreements with respect to or otherwise undertake (other than in accordance with contracts previously entered into) any other individual capital expenditure project in excess of $10,000,000 individually or (C), in the event the Corporation fails to maintain the Fixed Charge-Dividend Coverage Ratio, or upon proposing to commit to or enter into any agreement with respect to any capital expenditures would reasonably be expected to fail to maintain in one or more future quarterly periods the Fixed Charge-Dividend Coverage Ratio, at greater than 1.10 to 1.00, commit to or enter into any agreements with respect to any capital expenditure in excess of $30,000,000 during any twelve (12) month period (including, for the avoidance of doubt, in connection with any acquisition transaction);

(viii) initiate an Insolvency Event with respect to the Corporation or any of its Subsidiaries;

(ix) create, authorize or issue any class, series or shares of Preferred Stock or any other class of capital stock ranking either as to payment of dividends, distributions or as to distributions of assets upon voluntary or involuntary dissolution, liquidation or winding up of the Corporation senior or pari passu to the Series A Preferred Stock, unless the entirety of the applicable Series A Redemption Price payable in respect of all then issued and outstanding shares of Series A Preferred Stock is paid to the holders of such shares of Series A Preferred Stock concurrently with the consummation of the initial closing of such any such issuance;

(x) enter into any material transaction or agreement between the Corporation or any of its Subsidiaries, on the one hand, and any (A) Affiliate, officer or director of the Corporation or holder of capital stock of the Corporation, or (B) controlled Affiliate or immediate family member (including spouse, children, parents, siblings, siblings’ spouses and siblings’ children) of the foregoing, on the other hand, except on arms’-length terms;

(xi) make or change any material tax elections;

(xii) initiate or settle any dispute, litigation, arbitration or administrative proceeding involving (A) an amount in dispute or allegation of damages in excess of $37,500,000, (B) an admission of criminal wrongdoing by the Corporation or any of its Subsidiaries or (C) non-monetary relief that would reasonably be expected to be materially adverse to the Corporation and its Subsidiaries taken as a whole;

(xiii) enter into any agreement that adversely restricts the ability of the Corporation to pay any amounts when due and payable with respect to the Series A Preferred Stock; or

(xiv) enter into any agreement or otherwise agree to do any of the foregoing.

Section 9. Springing Liquidity Process Rights.

(a) Liquidity Transaction Upon the occurrence of either (i) an Event of Noncompliance (for so long as such Event of Noncompliance is continuing following any applicable cure periods) or (ii) the fifth (5th) anniversary of the Original Issue Date, if any shares of Series A Preferred Stock remain outstanding (the “Liquidity Period”), the Series A Requisite Investors will have the right to cause the Corporation to diligently pursue (i) an issuance of Securities of the Corporation (which may be debt, common stock, preferred stock or other equity securities), (ii) a transaction or series of transactions that would constitute a Liquidation Event, (iii) a leveraged recapitalization or other financing transaction, or (iv) any other transaction or series of transactions, in each case, resulting in sufficient proceeds available for distribution to the holders of the Series A Preferred Stock to pay the entirety of the Series A Redemption Price payable in respect of all Series A Preferred Stock outstanding (a “Liquidity Transaction”). For the avoidance of doubt, if a Liquidity Period has commenced due to the occurrence of an Event of Noncompliance and the Corporation has cured such Event of Noncompliance, the Corporation may discontinue the related Liquidity Transaction and the Corporation shall no longer be required to pursue a Liquidity Transaction on account of such Event of Noncompliance.

(b) Required Actions. During the Liquidity Period, the Corporation shall (i) cause the management of the Corporation to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or desirable to effect a Liquidity Transaction, (ii) engage an independent financial advisor (the “Financial Advisor”) approved by the Series A Requisite Investors to facilitate a Liquidity Transaction (such approval not to be unreasonably withheld), (iii) keep the holders of the Series A Preferred Stock reasonably informed of the status, details and terms of any proposed Liquidity Transaction, (iii) upon request of the Series A Requisite Investors, provide the holders of shares of Series A Preferred Stock with copies of any documents prepared or received in connection with any proposed Liquidity Transaction and (iv) not enter into any Liquidity Transaction without the affirmative consent of the Series A Requisite Investors (unless such transaction shall result in the payment in the entirety of the Series A Redemption Price payable in respect of all Series A Preferred Stock outstanding).

(c) Process. During the Liquidity Period, the Corporation shall direct the Financial Advisor to establish procedures to effect a Liquidity Transaction in an orderly manner with the objective of achieving the payment of the entire Series A Redemption Price payable in respect of all Series A Preferred Stock outstanding. The Corporation shall cause the Liquidity Transaction to be conducted in accordance with such procedures and under the direction of the Corporation and the Series A Requisite Investors, and the Corporation and the Board will reasonably cooperate with the Series A Requisite Investors and the Financial Advisor, and will use reasonable best efforts to effect the Liquidity Transaction, including by (in each case as appropriate in light of the circumstances): (i) preparing a data room containing customary diligence materials and a confidential information memorandum, (ii) preparing and attending management presentations, (iii) responding to due diligence inquiries, (iv) providing potential acquirors, investors, underwriters and/or their respective Representatives with access to the Corporation’s books and records and personnel (subject to executing customary non-disclosure agreements), (v) requesting receipt of indications of interest from potential acquirors or investors, (vi) reviewing and considering in good faith any offers received from potential acquirors or investors, and (vii) negotiating reasonably, and in good faith, the terms of any potential Liquidity Transaction. The Corporation will instruct its legal counsel to prepare all necessary documentation in connection with the Liquidity Transaction.

(d) Controlled Process. In the event a Liquidity Transaction has not been completed within sixty (60) days following the commencement of the Liquidity Period (the “Springing Control Rights Period”), then the Series A Requisite Investors shall also have the right, exercisable by giving written notice to the Corporation at any time during the Springing Control Rights Period, to take control of and direct the process with respect to a Liquidity Transaction and to cause the Corporation to consummate any such Liquidity Transaction in an orderly manner with the objective of achieving the redemption in full of the Series A Preferred Stock at a price per share at least equal to the Series A Redemption Price (such process, a “Controlled Process”) until the Springing Control Rights Period concludes; provided, that the Series A Requisite Investors shall keep the Corporation reasonably informed of the status, details and terms of any proposed Liquidity Transaction and provide the Corporation with copies of any documents prepared or received in connection with any proposed Liquidity Transaction and promptly notify the Corporation in writing of any material developments. In addition to any action required pursuant to Section 9(c), the Corporation shall, and shall cause the management of the Corporation and its controlled Affiliates to, reasonably cooperate with the Series A Requisite Investors and the Financial Advisor and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or desirable to effect a Liquidity Transaction in connection with the Controlled Process.

(e) Proceeds of Liquidity Transaction. The proceeds of any Liquidity Transaction shall be used and applied by the Corporation in accordance with the Restated Certificate, subject to the rights of the holders of the Series A Preferred Stock to receive payment of the Series A Redemption Price applicable to shares of Series A Preferred Stock in priority and in preference to holders of any other outstanding capital stock of the Corporation.

(f) Further Assurances. During the Liquidity Period, the Corporation shall take or cause to be taken all actions and do, or cause to be done, all things reasonably necessary or reasonably desirable in order to expeditiously consummate such Liquidity Transaction pursuant to this Section 9 and any related transactions, including executing, acknowledging and delivering agreements (including any equity purchase agreement or similar agreement or any customary voting agreement to support and not object to such Liquidity Transaction), consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents;

filing applications, reports, returns, filings and other documents or instruments with governmental authorities; exercising any drag along rights, proxies, and otherwise reasonably cooperating with the Series A Requisite Investors and any Financial Advisor or legal counsel engaged in connection with a Liquidity Transaction.

(g) Expenses. (i) All costs and expenses incurred by the Corporation in connection with any proposed Liquidity Transaction pursuant to this Section 9 (whether or not such Liquidity Transaction is consummated), including all attorneys’ fees and expenses, all accounting fees and charges and all brokerage or investment banking fees, charges or commissions, shall be paid by the Corporation and (ii) all reasonable and documented out-of-pocket costs and expenses incurred by the Corporation in connection with any Controlled Process (whether or not a Liquidity Transaction is consummated pursuant thereto), including all reasonable and documented attorneys’ fees and expenses, all accounting fees and charges and all brokerage or investment banking fees, charges or commissions of a single Investment Bank, shall be paid by the Corporation.

Section 10. Springing Series A Rights. During the Liquidity Period, the Corporation shall not, and shall not permit any Subsidiary to, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Bylaws or the Restated Certificate) the written consent or affirmative vote of the Series A Requisite Investors, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) approve the annual budget of the Corporation and any Subsidiary in any fiscal year;

(b) enter into any transaction or series of transactions for the purchase, license, lease or other acquisition of any Person or any assets constituting a business, unit or division thereof;

(c) increase the authorized number of directors constituting the Board;

(d) enter into any new agreement that would allow the Corporation or any Subsidiary to incur Indebtedness unless the net proceeds of such Indebtedness are used or applied to redeem simultaneously with the incurrence of such Indebtedness all then outstanding shares of Series A Preferred Stock at the Series A Redemption Price;

(e) consummate any repurchases or distributions with respect to the capital stock of the Corporation, other than Series A Dividends and repurchases or redemptions of shares of the Series A Preferred Stock;

(f) sell, assign, license, pledge or encumber any material property of the Corporation or any of its Subsidiaries, other than sales of inventory, equipment or supplies, in each case in the ordinary course of business;

(g) commit to or enter into any agreements with respect to or otherwise undertake (other than in accordance with contracts previously entered into) any capital expenditures in excess of $5,000,000 in the aggregate; or

(h) fail to utilize any Surplus Cash to repurchase shares of Series A Preferred Stock.

Section 11. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series A Preferred Stock, if any, may deem and treat the record holder of any share of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 12. Notices. All notices, requests or communications in respect of the Series A Preferred Stock will be sufficiently given if given in writing and delivered in person or by overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, by facsimile or e-mail (with confirmation of receipt requested from the recipient, in the case of e-mail) or if given in such other manner as may be permitted in this Certificate of Designations or by applicable law or, with respect to any notice, request or other communication to the Corporation, in the Restated Certificate or the Bylaws.

Section 13. Other Rights. The shares of Series A Preferred Stock will not have any voting powers, preferences or relative, participating, optional, preemptive, conversion or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Restated Certificate.

Section 14. Certificates. Shares of Series A Preferred Stock shall be issued in uncertificated, book-entry form or as the Corporation and Oaktree otherwise agree.

Section 15. Legends. Shares of Series A Preferred Stock shall bear the legend substantially in the form set forth in Exhibit A.

Section 16. Restatement of Certificate. On any restatement of the Restated Certificate, Section 1 through Section 14 of this Certificate of Designations shall be included in Article IV of the Restated Certificate under the heading “Series A Preferred Stock” and this Section 16 may be omitted. If the Board so determines, the numbering of Section 1 through Section 14 may be changed for convenience of reference or for any other proper purpose.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations of Series A Preferred Stock to be duly executed this day of November 22, 2021.

COMPANY: TPI Composites, Inc.

By:	/s/ William E. Siwek
	Name:	William E. Siwek
	Title:	President and Chief Executive Officer

[Signature Page to the Certificate of Designations of Series A Preferred Stock]

Exhibit A

RESTRICTED STOCK LEGEND

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

IN ADDITION, THESE SECURITIES ARE SUBJECT TO THE TERMS OF A SERIES A PREFERRED STOCK PURCHASE AGREEMENT (THE “PURCHASE AGREEMENT”), DATED AS OF NOVEMBER 8, 2021, BY AND AMONG TPI COMPOSITES, INC. (THE “COMPANY”) AND THE STOCKHOLDERS OF THE COMPANY PARTY THERETO, AND AN INVESTOR RIGHTS AGREEMENT (THE “INVESTOR RIGHTS AGREEMENT”), DATED AS OF NOVEMBER 22, 2021, BY AND AMONG THE COMPANY AND THE STOCKHOLDERS OF THE COMPANY PARTY THERETO. NO TRANSFER, SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE PURCHASE AGREEMENT AND THE INVESTOR RIGHTS AGREEMENT. A COPY OF THE PURCHASE AGREEMENT AND THE INVESTOR RIGHTS AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON REQUEST.